

November 26, 2014

<u>Via E-Mail</u>
John P. Reilly, Esq.
LeClairRyan
One Riverfront Plaza
1073 Raymond Boulevard
Newark, New Jersey 07102

> **Re: Cadista Holdings Inc.**
> **Schedule TO/13E-3 filed on November 13, 2014**
> **Filed by Jubilant Generics Inc., Jubilant Pharma Limited et al.**
> **File No. 5-86651**

Dear Mr. Reilly:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Joint Schedule TO-T and Schedule 13E-3

Offer to Purchase

1.   Refer to Item 15(b) of the Schedule TO/13E-3. Please reconcile Item 15(b) with disclosure in Cadista's Form 8-K filed on August 12, 2014 regarding Mr. Delaney's Amended and Restated Employment Agreement. We note that sections 1(d)(i)(F) and 1(d)(ii) of the employment agreement appears to provide that Mr. Delaney is entitled to severance in several circumstances, including following termination upon change of control. Please revise to provide the disclosure required by Item 15 of Schedule 13E-3 and Item 1011(b) of Regulation M-A with respect to Mr. Delaney and any other named executive officer of Cadista. Alternatively, please advise us why such disclosure is not required.

The Recommendation by…Cadista's Board of Directors, page 35

2.   We note the disclosure on pages 35 and 37 that Jubilant Life Sciences and the members of the Purchaser Group believe that the Offer and Merger are substantively and procedurally fair to Cadista's "Unaffiliated Stockholders," defined to mean those stockholders of Cadista other than the members of the Purchaser Group and their affiliates. Please note the staff considers officers and directors of Cadista to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please consider whether such term applies to any other directors and officers of Cadista or its affiliates who are not necessarily members of the Purchaser Group or their affiliates. Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a).

Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness…, page 35

3.   All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in this section does not appear to address the factors described in clause (i), (ii) and (vi) of Instruction 2 to Item 1014. If the Purchaser Group and Jubilant Life Sciences did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.

4.   Please note that if the Purchaser Group and Jubilant Life Sciences based their fairness determination on the analysis and discussion of these factors undertaken by others, then the Purchaser Group and Jubilant Life Sciences must expressly adopt the analysis and discussion as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, if true, please revise the disclosure to clarify that the filing persons expressly adopted the analysis and discussion of Willamette Management Associates, or other applicable party, and identify which factors described in clauses (i), (ii) and (vi) of Instruction 2 to Item 1014 were included in such analysis and discussion. To the extent that the filing persons did not adopt another party's analysis and discussion or such analysis and discussion do not address each of the factors described in clauses (i), (ii) or (vi) of Instruction 2, please discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Guideline Merged and Acquired Company Method, page 44

5.   We note that Willamette Management Associates performed a Guideline Merged and Acquired Company Method analysis and Guideline Publicly Traded Company Method analysis based on certain criteria. Please advise us whether the criteria were consistently

applied, and if any company or transaction was deliberately excluded from the samples, briefly indicate the reasoning behind such exclusion.

Financial Information, page 78

6. Disclosure on page 71 indicates that the filing persons have included a subset of the Cadista Projections. Please tell us in your response letter what information was excluded from the disclosed projections. Please also confirm that all material information with respect to the projections has been disclosed.

Conditions to the Offer, page 90

7. We note the disclosure in the last paragraph on page 92 relating to the bidders' failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidders fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the bidders decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidders may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding on both points in your response letter.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- it may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions